UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code:  0981)

(1)  PROPOSED ISSUE OF NEW SHARES UNDER GENERAL MANDATE AND

(2)              PRE-EMPTIVE RIGHTS OF DATANG AND COUNTRY HILL

SHARE PURCHASE AGREEMENT

On 12 February 2015 (after trading hours), the Company entered into the Share Purchase Agreement with the Investor, China Integrated Circuit Industry Investment Fund Co., Ltd., whereby (i) the Company has conditionally agreed to allot and issue to the Investor, and the Investor has conditionally agreed to subscribe, through its wholly-owned subsidiary incorporated in Hong Kong (the ‘‘HKCo’’), for 4,700,000,000 New Shares at the Subscription Price of HK$0.6593 per New Share.  The aggregate consideration for the New Shares is HK$3,098.71 million.

The New Shares represent (i) approximately 13.10% of the existing issued share capital of the Company as at the date of this announcement and (ii) approximately 11.58% of the issued share capital of the Company as enlarged by the issue of the New Shares.

The Subscription Price of HK$3,098.71 million represents (i) a discount of approximately 7.14% to the closing price of HK$0.7100 per Share as quoted on the Hong Kong Stock Exchange on 12 February 2015, being the last full trading day immediately before the execution of the Share Purchase Agreement; (ii) a discount of approximately 6.61% to the average closing price of approximately HK$0.7060 per Share as quoted on the Hong Kong Stock Exchange for the last five consecutive trading days up to and including 12 February 2015; and (iii) a discount of approximately 5.41% to the average closing price of approximately HK$0.6970 per Share as quoted on the Hong Kong Stock Exchange for the last ten consecutive trading days up to and including 12 February 2015.

Completion of the Share Purchase Agreement is subject to the satisfaction or waiver of the conditions precedent therein. In addition, the Share Purchase Agreement may be terminated in certain circumstances. Please refer to the section headed ‘‘The Share Purchase Agreement’’ below for further information.

PRE-EMPTIVE RIGHTS OF DATANG

Reference is made to the Company’s announcements dated 10 November 2008, 16 August 2010, 6 May 2011, 18 December 2013 and 22 August 2014 in relation to the Datang Subscription Agreement, pursuant to which in case of any issue of new Shares by the Company, Datang has a pre-emptive right to purchase a pro rata portion of such new Shares being issued by the Company and the Company is required to notify Datang of such proposed issue. Datang’s pre-emptive right is applicable to the issue of the New Shares and any Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, completion of any such issue of the Datang Pre-emptive Shares to Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Shares in connection with the Share Purchase Agreement and any Country Hill Further Subscription will be at a price equivalent to the Subscription Price and conditional on the obtaining of the necessary governmental approvals and the approval of independent Shareholders.

The Company has notified Datang in accordance with the terms of the Datang Subscription Agreement in respect of the issue of the New Shares and the possible Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, Datang is deemed to have elected not to exercise the pre-emptive right with respect to the Datang Pre-emptive Shares if it does not respond to the final notice within ten (10) business days following the date of the final notice.

If Datang fully exercises its pre-emptive right pursuant to the Datang Subscription Agreement, independent Shareholders’ and necessary governmental approvals are successfully obtained, the maximum gross proceeds of the potential Datang Further Subscription will be approximately HK$864.94 million. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

PRE-EMPTIVE RIGHTS OF COUNTRY HILL

Reference is also made to the Company’s announcement dated 18 April 2011, 18 December 2013 and 22 August 2014 in relation to the Country Hill Subscription Agreement, pursuant to which, in case of any issue of new Shares by the Company, Country Hill has a pre-emptive right to purchase a pro rata portion of such new Shares being issued and the Company is required to notify Country Hill of such proposed issue. Country Hill’s pre-emptive right is applicable to the issue of the New Shares and any Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, completion of any such issue of the Country Hill Pre-emptive Shares to Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Shares in connection with the issue of the New Share and any Datang Further Subscription will be at a price equivalent to the Subscription Price and conditional on the obtaining of the approval of the independent Shareholders.

The Company has notified Country Hill in accordance with the terms of the Country Hill Subscription Agreement in respect of the issue of the New Shares and the possible Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, Country Hill is deemed to have elected not to exercise the pre-emptive right with respect to the Country Hill Pre-emptive Shares if it does not respond to the final notice within ten (10) business days following the date of the final notice.

If Country Hill fully exercises its pre-emptive right pursuant to the Country Hill Subscription Agreement, independent Shareholders’ approval is successfully obtained, the maximum gross proceeds of the potential Country Hill Further Subscription will be approximately HK$477.42 million. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

USE OF PROCEEDS

The gross proceeds from the issue of the New Shares will be approximately HK$3,098.71 million and the net proceeds will be approximately HK$3,094.71 million (HK$0.6584 per New Share). The Company intends to use the net proceeds from the issue of the New Shares, any Datang Pre-emptive Shares and any Country Hill Pre-emptive Shares for the purpose of capital expenditure, debt repayment and general corporate purposes.

LISTING RULES IMPLICATIONS

The New Shares will be issued pursuant to the general mandate granted to the Directors to allot and issue up to 20% of the then issued share capital of the Company, being 6,966,266,242 Shares, by the Shareholders at the annual general meeting of the Company held on 27 June 2014. The issue of the New Shares is not subject to Shareholders’ approval.

As each of Datang and Country Hill is a substantial shareholder of the Company and thus a connected person of the Company, any Datang Further Subscription or any Country Hill Further Subscription will constitute a connected transaction of the Company and will be subject to independent Shareholders’ approval under the Listing Rules. The Company will make such further announcement as is necessary if any agreement(s) is/are entered into by the Company with Datang or Country Hill regarding the above matters.

Shareholders and potential investors should note that the completion of the Investor Subscription, any Datang Further Subscription and any Country Hill Further Subscription are or will be subject to the fulfillment of the relevant conditions thereunder. As the Investor Subscription, any Datang Further Subscription and any Country Hill Further Subscription may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares.

THE SHARE PURCHASE AGREEMENT

Date:

12 February 2015

Parties

Issuer: The Company

Investor: China Integrated Circuit Industry Investment Fund Co., Ltd.

To the Company’s knowledge, the Investor is a third party independent of the Company.

Number of New Shares to be subscribed for:

Pursuant to the Share Purchase Agreement, the Company will be issuing 4,700,000,000 New Shares representing 13.10% of the Company’s existing issued share capital and approximately 11.58% of its issued share capital as enlarged by the issue of the New Shares.

Consideration and Subscription Price:

The Subscription Price is HK$0.6593 per New Share, and the total consideration for the issue of the New Shares is HK$3,098.71 million.

The Subscription Price of HK$0.6593 per New Share, represents: (i) a discount of approximately 7.14% over the closing price of HK$0.7100 per Share quoted on the Hong Kong Stock Exchange on 12 February 2015, being the last full trading day immediately before the execution of the Share Purchase Agreement; (ii) a discount of approximately 6.61% over the average closing price of HK$0.7060 per Share quoted on the Hong Kong Stock Exchange for the five trading days up to and including 12 February 2015; (iii) a discount of approximately 5.41% over the average closing price of HK$0.6970 per Share as quoted on the Hong Kong Stock Exchange for the ten trading days up to and including 12 February 2015.

The Subscription Price was determined on an arm’s length basis between the Company and the Investor with reference to the prevailing market condition and the recent market prices of the Shares.

Mandate to issue the New Shares:

The New Shares will be issued pursuant to the general mandate granted to the Directors to allot and issue up to 20% of the then issued share capital of the Company, being 6,966,266,242 Shares, by the Shareholders at the annual general meeting of the Company held on 27 June 2014. The issue of the New Shares is not subject to Shareholders’ approval.

Ranking:

The New Shares, when issued and fully paid, will rank pari passu among themselves and with all Shares currently in issue.

Conditions of the Investor Subscription:

The issuance of the New Shares is, unless otherwise waived by the parties, conditional on, inter alia, the obtaining by both parties of applicable governmental approvals, the granting of approval for the listing of, and permission to, deal in the New Shares by the Hong Kong Stock Exchange and the delivery of certain closing documentation.

Effectiveness

The Share Purchase Agreement will not take effect until the Company has received from the Investor evidence reasonably satisfactory to the Company that the National Development and Reform Commission of the PRC has given its approval for the Investor’s entry into and performance of the Share Purchase Agreement and the transactions contemplated thereunder.

Termination:

The Share Purchase Agreement may be terminated:

1.                     by mutual agreement of the parties;

2.                     if completion shall not take place by the date falling four months after the date of the Share Purchase Agreement (or any other date as may be agreed between the Company and the Investor);

3.                     by either party if any governmental authority or court shall have enacted or issued any regulation or order which has the effect of prohibiting the sale and issue of the New Shares;

4.                     by either party if there has been a material breach of any representation, warranty or covenant of the other party under the Share Purchase Agreement; or

5.                     by the Investor if, from the date of the Share Purchase Agreement to the Closing Date, there has occurred (i) a material limitation of trading of the Shares on the Hong Kong Stock Exchange or (ii) a suspension in the trading of the Shares on the Hong Kong Stock Exchange for a consecutive period of five trading days (except for any suspension in the trading of the Shares which is of a routine nature).

Right to nominate member of the Board:

The Investor will have the right to nominate one member of the Board (the ‘‘Investor Nominee’’), provided that:

(1)                 the nomination and appointment of the Investor Nominee is considered by the Board to be in the best interest of the Company and the Shareholders as a whole;

(2)                 the Investor Nominee will pass the Company’s conflict and background check in accordance with common and usual standards and policies generally applicable to the appointment and nomination of a Director; and

(3)                 the Investor will not be entitled to nominate a Director in the event that the Investor (together with HKCo and its permitted transferee) hold less than 5% of the total issued share capital of the Company from time to time.

Pre-emptive Rights:

In case of any issue of new Shares or convertible equity securities by the Company, the Investor has a pre-emptive right to purchase (or to purchase through the HKCo) a pro rata portion of such new securities being issued by the Company equivalent to the percentage of the issued share capital of the Company then beneficially owned by the Investor (together with the HKCo and its permitted transferee) prior to the issue of such new securities, provided that the Investor (together with the HKCo and its permitted transferee) maintains an ownership interest equal to not less than five per cent. (5%) of the Company’s issued share capital from time to time.

Ownership of the Company:

The Investor will not take any actions that will result in the shareholding in the Company held by it (including HKCo and its permitted transferees) which, when aggregated with the shareholdings of other Shareholders whose ultimate controlling shareholders are (x) of PRC nationality or (y) incorporated in the PRC (in each case, a ‘‘Chinese Shareholder’’) to exceed 48% of the total issued share capital of the Company. In the event that any time in the future the parties agree that there is no need for such restriction to remain in place, the parties will discuss the process for termination of such restriction. If the aggregate shareholding of the Chinese Shareholders exceeds 48% of the total issued share capital of the Company, other than as a result of any action on the part of the Investor, the Investor or HKCo will be under no obligation to reduce its shareholding.

Lock-up:

The Investor shall not transfer any New Shares (except to its permitted transferee) without the prior written consent of the Company for a period of two (2) years from the Closing Date, provided that such lock-up shall not apply to the pledging of any of the New Shares with the permitted transferees and the rights of the Investor under the Share Purchase Agreement will not be affected by such pledge.

The Investor will refrain at all times from selling the New Shares to any person or entity (except to its permitted transferee) that is a competitor of the Company (or a member of such competitor’s group), except in a genuine open market sale where the identity of the purchaser of the Shares is not known to, and cannot reasonably be determined by, the Investor or its agent effecting such sale and provided that the number of Shares that the Investor is permitted to sell in the open market shall not exceed 1% of the issued share capital of the Company at the relevant time during any 30-day period. (The abovementioned competitor means (a) the leading ten (10) companies in the area of pure foundry or semiconductor, respectively, in terms of annual global revenues according to the most recent data of Gartner and/or iSuppli as at the Closing Date, or (b) the leading ten(10) semiconductor manufacturing companies in the PRC according to the most recent data of the Ministry of Industry and Information Technology of the PRC or other institutions under its supervision (such as but not limited to the China Semiconductor Industry Association) as at the Closing Date. The abovementioned competitor’s group means the competitor, its subsidiaries and holding company, and any subsidiaries of the competitor’s holding company.)

Exclusivity:

The Company has agreed not to enter into discussion or negotiations with any other parties with respect to any equity or convertible debt instrument in the Company or sale of substantially all of the assets of the Company until the earliest of (a) any termination of the Share Purchase Agreement or (b) the Closing Date.

Completion of the Investor Subscription:

The Investor Subscription will complete on a date which is no later than the third business day immediately after the conditions have been fulfilled or waived and no later than four months after the signing of the Share Purchase Agreement (or such later date as may be agreed by the parties).

PRE-EMPTIVE RIGHTS OF DATANG

Reference is made to the Company’s announcements dated 10 November 2008, 16 August 2010, 6 May 2011, 18 December 2013 and 22 August 2014 in relation to the Datang Subscription Agreement, pursuant to which in case of any issue of new Shares by the Company, Datang has a pre-emptive right to purchase a pro rata portion of such new Shares being issued by the Company and the Company is required to notify Datang of such proposed issue. Datang’s pre-emptive right is applicable to the issue of the New Shares and any Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, completion of any such issue of the Datang Pre-emptive Shares to Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Shares in connection with the Share Purchase Agreement and any Country Hill Further Subscription will be at a price equivalent to the Subscription Price and conditional on the obtaining of the necessary governmental approvals and the approval of independent Shareholders.

The Company has notified Datang in accordance with the terms of the Datang Subscription Agreement in respect of the issue of the New Shares and the possible Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, Datang is deemed to have elected not to exercise the pre-emptive right with respect to the Datang Pre-emptive Shares if it does not respond to the final notice within ten (10) business days following the date of the final notice.

If Datang fully exercises its pre-emptive right pursuant to the Datang Subscription Agreement, independent Shareholders’ and necessary governmental approvals are successfully obtained, the maximum gross proceeds of the potential Datang Further Subscription will be approximately HK$864.94 million. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

PRE-EMPTIVE RIGHTS OF COUNTRY HILL

Reference is also made to the Company’s announcement dated 18 April 2011, 18 December 2013 and 22 August 2014 in relation to the Country Hill Subscription Agreement, pursuant to which, in case of any issue of new Shares by the Company, Country Hill has a pre-emptive right to purchase a pro rata portion of such new Shares being issued and the Company is required to notify Country Hill of such proposed issue. Country Hill’s pre-emptive right is applicable to the issue of the New Shares and any Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, completion of any such issue of the Country Hill Pre-emptive Shares to Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Shares in connection with the issue of the New Share and any Datang Further Subscription will be at a price equivalent to the Subscription Price and conditional on the obtaining of the approval of the independent Shareholders.

The Company has notified Country Hill in accordance with the terms of the Country Hill Subscription Agreement in respect of the issue of the New Shares and the possible Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, Country Hill is deemed to have elected not to exercise the pre-emptive right with respect to the Country Hill Pre-emptive Shares if it does not respond to the final notice within ten (10) business days following the date of the final notice.

If Country Hill fully exercises its pre-emptive right pursuant to the Country Hill Subscription Agreement, independent Shareholders’ approval is successfully obtained, the maximum gross proceeds of the potential Country Hill Further Subscription will be approximately HK$477.42 million. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

REASONS FOR THE ISSUE OF THE NEW SHARES

The Company considers that the Investor would bring strategic value to the Company and the funds raised in this transaction will improve the working capital position of the group and enhance its overall liquidity; the transaction therefore would enhance shareholders’ value and is in the interests of the Company and the Shareholders as a whole.

USE OF PROCEEDS

The gross proceeds from the New Shares will be approximately HK$3,098.71 million and the net proceeds will be approximately HK$3,094.71 million (HK$0.6584 per New Share). The Company intends to use the net proceeds from the issue of the New Shares, any Datang Pre-emptive Shares and any Country Hill Pre-emptive Shares for the purpose of capital expenditure, debt repayment and general corporate purposes.

EQUITY FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

In the past 12 months immediately preceding the date of this announcement, the Company has raised funds in a total amount of US$473.3 million on the issue of equity securities, of which a detailed breakdown is as follows:

Date of Issue	Fund Raising Activity	Net Proceeds	Use of Net Proceeds
		(US$ million)

29 May 2014	Issue of the zero coupon convertible bonds due 2018 to Datang and Country Hill	86.8	Fully utilized for capital expenditure in capacity expansion associated with 12-inch manufacturing facilities

12 June 2014	Issue of 2,590,000,000 new Shares to Datang under a top-up placing arrangement	197.2	Fully utilized for capital expenditure in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes

24 June 2014	Issue of US$95,000,000 zero coupon convertible bonds due 2018	94.2	Fully utilized for capital expenditure in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes

Date of Issue	Fund Raising Activity	Net Proceeds	Use of Net Proceeds
		(US$ million)

21 November 2014	Issue of 669,468,952 new Shares to Datang	51.8	Fully utilized for capital expenditure in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes

27 November 2014	Issue of 268,642,465 new Shares to Country Hill	20.8	Fully utilized for capital expenditure in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes

4 December 2014	Issue of US$22,200,000 zero coupon convertible bonds due 2018 to Datang	22.5	Fully utilized for capital expenditure in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes

EFFECTS OF THE INVESTOR SUBSCRIPTION, THE POTENTIAL DATANG FURTHER SUBSCRIPTION AND THE POTENTIAL COUNTRY HILL FURTHER SUBSCRIPTION ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

Assuming that there will be no change in the shareholding structure of the Company immediately between the date of this announcement and completion of the Investor Subscription, any Datang Further Subscription and any Country Hill Further Subscription respectively, the shareholding structure of the Company (i) as at the date of this announcement, (ii) immediately after completion of the Investor Subscription but before any Datang Further Subscription and any Country Hill Further Subscription, and (iii) immediately after completion of the Investor Subscription, the Datang Further Subscription (assuming that Datang fully exercises its pre-emptive right in respect of the Investor Subscription and the Country Hill Further Subscription) and the Country Hill Further Subscription (assuming that Country Hill fully exercises its pre-emptive right in respect of the Investor Subscription and the Datang Further Subscription):

	As at the date of this announcement		Immediately after completion of the Investor Subscription but before any Datang Further Subscription and any Country Hill Further Subscription		Immediately after completion of the Investor Subscription, any Datang Further Subscription and any Country Hill Further Subscription
		% of issued share capital		% of issued share capital		% of issued share capital
Shareholders	No. of Shares	of the Company	No. of Shares	of the Company	No. of Shares	of the Company

Datang	6,987,088,422	19.48%	6,987,088,422	17.22%	8,298,994,085	19.48%
Country Hill	3,856,642,995	10.75%	3,856,642,995	9.51%	4,580,771,771	10.75%
Investor	—	—	4,700,000,000	11.58%	4,700,000,000	11.03%
Other Shareholders	25,031,765,999	69.77%	25,031,765,999	61.69%	25,031,765,999	58.74%

Total	35,875,497,416	100.00%	40,575,497,416	100.00%	42,611,531,855	100.00%

GENERAL

Shareholders and potential investors should note that the completion of the Investor Subscription, any Datang Further Subscription and any Country Hill Further Subscription are or will be subject to the fulfillment of the relevant conditions thereunder. As the Investor Subscription, any Datang Further Subscription and any Country Hill Further Subscription may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares.

INFORMATION ABOUT THE INVESTOR

The Investor, China Integrated Circuit Industry Investment Fund Co., Ltd., was incorporated in September 2014. The Investor mainly invests in the value chain of IC industry via various approaches, primarily in IC chip manufacturing as well as chip designing, packaging test and equipment & materials. With a mandate from the fund, Sino IC Capital is responsible for the investment selection, execution and exit. Fund investors include CDB Capital, China National Tobacco Corporation, Beijing Yizhuang International Investment and Development Co., Ltd., China Mobile Communications Corporation, Shanghai Guosheng (Group) Co., Ltd., Beijing Purple Communications Technology Group Ltd. and Sino IC Capital, etc.

IMPLICATIONS OF THE LISTING RULES

As each of Datang and Country Hill is a substantial shareholder of the Company and is thus a connected person of the Company, any subscription of Shares by Datang or Country Hill will constitute connected transactions of the Company and will be subject to independent Shareholders’ approval under the Listing Rules. The Company will make such further announcement as is necessary if any agreement(s) is/are entered into by the Company with Datang or Country Hill regarding the above matters.

DEFINITIONS

In this announcement the following words have the following meanings unless the context requires otherwise:

‘‘Board’’	board of Directors

‘‘Closing Date’’

the date of completion of the Investor Subscription, which is no later than the third business day immediately after the conditions have been fulfilled or waived and no later than four months after the signing of the Share Purchase Agreement (or such later date as may be agreed by the parties)

‘‘Company’’	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, Shares of which are listed on the main board of the Hong Kong Stock Exchange

‘‘connected person(s)’’	has the meaning ascribed to it under the Listing Rules

‘‘Country Hill’’	Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation

‘‘Country Hill Further Subscription’’	the potential subscription of Country Hill Pre-emptive Shares by Country Hill pursuant to any exercise of pre-emptive right by Country Hill under the Country Hill Subscription Agreement

‘‘Country Hill Pre-emptive Shares’’

any Shares to be issued to Country Hill pursuant to any exercise of its pre-emptive right under the Country Hill Subscription Agreement in connection with the Share Purchase Agreement as will result in Country Hill’s percentage shareholding in the Company not being diluted by the issue of the New Shares and any Datang Pre-emptive Shares

‘‘Country Hill Subscription Agreement’’	the share subscription agreement dated 18 April 2011 between the Company and Country Hill

‘‘Datang’’

Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

‘‘Datang Further Subscription’’	the potential subscription of Datang Pre-emptive Shares by Datang pursuant to any exercise of pre-emptive right by Datang under the Datang Subscription Agreement

‘‘Datang Pre-emptive Shares’’

any Shares to be issued to Datang pursuant to any exercise of its pre-emptive right under the Datang Subscription Agreement in connection with the Share Purchase Agreement as will result in Datang’s percentage shareholding in the Company not being diluted by the issue of the New Shares and any Country Hill Pre-emptive Shares

‘‘Datang Subscription Agreement’’	the share purchase agreement dated 6 November 2008 between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

‘‘Directors’’	directors of the Company

‘‘HKCo’’	a wholly-owned subsidiary of the Investor incorporated in Hong Kong

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC

‘‘Hong Kong Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘Investor’’	China Integrated Circuit Industry Investment Fund Co., Ltd., a company established under the laws of the PRC

‘‘Investor Subscription’’	the subscription of New Shares by the Investor pursuant to the terms of the Share Purchase Agreement

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

‘‘New Shares’’	4,700,000,000 Shares to be issued by the Company to the Investor pursuant to the Share Purchase Agreement

‘‘PRC’’	the People’s Republic of China (for the purpose of this announcement, not including Hong Kong, the Macau Special Administrative Region of the PRC, and Taiwan)

‘‘Share Purchase Agreement’’	the share purchase agreement dated 12 February 2015 between the Company and the Investor

‘‘Shareholder(s)’’	holder(s) of Shares

‘‘Shares’’	ordinary shares of par value US$0.0004 each in the capital of the Company

‘‘Subscription Price’’	HK$0.6593 per New Share

‘‘substantial shareholder(s)’’	has the meaning ascribed to it under the Listing Rules

‘‘United States’’	the United States of America

‘‘US$’’	United States dollar, the lawful currency of the United States

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, PRC

12 February 2015

As at the date of this announcement, the Directors are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan

Carmen I-Hua Chang

*                       For identification purposes only

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: February 17, 2015	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director